EXHIBIT 4.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ENB FINANCIAL CORP

In compliance with the requirements of 15 Pa.C.S. Section 1306 (relating to Articles of Incorporation), the undersigned, desiring to be incorporated as a business corporation, hereby states that:

1.     The name of the Corporation is ENB Financial Corp.

2.      The address of this Corporation’s initial registered office in this Commonwealth is 31 East Main Street, Ephrata, Pennsylvania 17522, and the county of venue is Lancaster.

3.     The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988 (15 Pa.C.S. ss.1101 et seq.), as the same may be amended.

4.     The purpose or purposes of the Corporation are to have unlimited power to engage in and to do any lawful act concerning any or all business for which corporations may be incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as the same may be amended.

5.     The aggregate number of shares that the Corporation shall have authority to issue is 12,000,000 shares of Common Stock having a par value of $.20 per share.

6      [Reserved]

7.     The holders of Common Stock shall have one vote per share and shall be entitled to cumulate their votes in the election of directors.

8.     The corporate existence of this Corporation shall continue until terminated in accordance with the Pennsylvania Business Corporation Law of 1988 (15 Pa.C.S. ss.1101 et seq.), as the same may be amended.

9.     No merger, consolidation, liquidation, or dissolution of the Corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of shareholders owning at least two-thirds (2/3) of the outstanding shares of Common Stock of the Corporation.

10.     Except for such rights that are otherwise provided by law and Section 2521 of the Pennsylvania Business Corporation Law of 1988, as it may be amended, the board of directors of the Corporation or three or more shareholders owning, in the aggregate, not less than twenty-five percent (25%) of the votes that all shareholders are entitled to cast at a particular meeting shall be entitled to call special meetings of the shareholders.

11.     No holder of shares of any class of shares or of any series of any class of shares shall have any preemptive right to subscribe for, purchase or receive any shares of the Corporation, whether now or hereafter authorized, or any obligations or other securities convertible into or carrying options or warrants to purchase any such shares of the Corporation, or any options or rights to purchase any such shares or securities, issued or sold by the Corporation for cash or any other form of consideration, and any such shares, securities, options, warrants or rights may be issued or disposed of by the Board of Directors to such persons and on such terms as the Board of Directors, in its discretion, shall deem advisable.

12.     Article 9 shall not be amended unless first approved by the affirmative vote of shareholders owning at least two-thirds (2/3) of the outstanding shares of Common Stock of the Corporation.

13.     Except as otherwise provided by Article 12, these Articles of Incorporation may be changed or amended at any time by shareholders owning a majority of the outstanding Common Stock of the Corporation in any manner not inconsistent with the Pennsylvania Business Corporation Law of 1988, as amended.

14.     This Corporation specifically opts out and shall not be governed by Subchapter G, Control-Share Acquisitions, and Subchapter H, Disgorgement by Certain Controlling Shareholders Following Attempts to Acquire Control, of Chapter 25 of the Business Corporation Law of 1988, as it may be amended.